FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 15, 2008

Item 3: News Release:

A news release dated and issued on September 15, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Completes Deep Penetrating UTEM 3 Geophysical Survey Over West Timmins, Nickel Project, Ontario

Item 5: Full Description of Material Change:

September 15, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report that a deep penetrating UTEM 3 survey has been completed in a continuing program to evaluate the Ni-Cu potential of the Montcalm Intrusive south of the Montcalm Cu-Ni Mine an area not thoroughly evaluated in the past (see map).  The geophysical survey covered a complex sequence of mafic and ultramafic intrusive rocks which are considered to be a favorable host for magmatic Ni-Cu deposits. The data is now being interpreted with the assistance of Xstrata Nickel to define drill targets.  On completion of the data evaluation, potential conductors, selected as targets are anticipated to be drill tested in a winter drill program.

The cost of the geophysical program was shared on a 50:50 basis with Xstrata Nickel.  Subsequent drilling programs will be funded 100% by PFN, as part of its work commitment under the terms of the Option Agreement.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of September 2008.